UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

This current report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-4 of Grupo Televisa, S.A.B. (File No. 333-164595), filed on January 29, 2010.

FOR IMMEDIATE RELEASE

Univision Investor Contact: Andrew W. Hobson Univision Communications Inc. (212) 455-5362	Televisa Investor Contact: Carlos Madrazo Grupo Televisa (52 55) 5261-2446

Univision Media Contact: Stephanie Pillersdorf/Cassandra Bujarski Sard Verbinnen & Co (212) 687-8080	Televisa Media Contact (U.S.): Robert Siegfried/Jeremy Fielding Kekst and Company (212) 521-4800

Televisa Media Contact (Mexico): Manuel Compean (52 55) 5728 3815

GRUPO TELEVISA AND UNIVISION TO EXPAND STRATEGIC RELATIONSHIP
IN THE U.S.

Televisa to Invest $1.2 Billion in Univision;
Programming License Agreement between Companies to be Expanded and Extended

Univision Continues to Receive World-Class Programming from Televisa, and Expands its Revenue Base Through Internet and Pay-TV Distribution in US;
Televisa to Receive Enhanced Royalties from Univision

Transaction Creates Substantial Potential Value for Both Televisa and Univision

NEW YORK and MEXICO CITY, October 5, 2010 -- The world's leading Spanish-language media companies -- Univision Communications Inc. and Grupo Televisa, S.A.B. (“Televisa”, NYSE: TV; BMV: TLEVISA CPO) -- today announced an agreement in which Televisa will make a substantial investment in Univision and the long-term Program License Agreement (PLA) between the two companies will be expanded and extended. As a result, Televisa and Univision will enhance their respective business potential and value creation opportunities.

Under the terms of the binding agreement, Televisa will invest $1.2 billion in Univision, and contribute its 50 percent interest in TuTV, for a 5 percent equity stake and debentures convertible into an additional 30 percent equity stake of Univision in the future, subject to existing laws and regulations, and have the option to acquire an additional five percent equity stake in Univision. Univision will issue new shares and convertible debentures to Televisa. In connection with the investment, three Televisa representatives will join the Univision Board of Directors, which will increase to 20 members. Televisa’s investment both strengthens Univision’s balance sheet and enhances Univision’s financial flexibility.

Under the newly amended PLA, in addition to an expanded suite of exclusive U.S. Spanish-language broadcast rights, Univision will now have exclusive U.S. Spanish-language digital rights to Televisa audiovisual programming. Univision will gain the ability to use Televisa online, network and pay-television programming on its three current television networks (Univision, TeleFutura and Galavision), any future Spanish-language networks and on current and future Univision Interactive platforms (Univision.com, Univision Móvil and Video on Demand).

The PLA will be extended from its current 2017 expiration date to 2020, and upon satisfying certain conditions to at least 2025. In exchange for the expanded rights and content, Televisa will receive increased royalties from Univision as a result of the revised terms of the PLA, with Univision’s royalty payments to Televisa increasing from the existing 9.36 percent of television revenue, excluding certain major soccer events, to 11.91 percent of substantially all of Univision’s audiovisual and interactive revenues through December 2017, at which time royalty payments to Televisa will increase further to 16.22 percent. Additionally, Televisa will receive an incremental 2 percent in royalty payments on any Univision audiovisual revenues above the 2009 revenue base of $1.6 billion. This royalty increase is applicable on what is expected to be an expanded revenue base.

“We are extremely pleased to have reached this important agreement, which fully aligns the interests of Univision and Televisa for the long-term as both companies work to further serve the substantial growth opportunities in Spanish-language media in the United States,” said Haim Saban, Chairman of Univision Communications, on behalf of Univision owner Broadcasting Media Partners, Inc., which includes Madison Dearborn Partners, Providence Equity Partners, Thomas H. Lee Partners, TPG Capital, and Saban Capital Group. “Univision is performing strongly, and this strategic partnership uniquely positions the Company for the foreseeable future.”

Emilio Azcarraga Jean, Chairman, President and Chief Executive Officer of Grupo Televisa, said, “This transaction with Univision provides Televisa with a highly attractive strategic platform for the continued distribution of our content in the U.S. marketplace, our most important media marketplace outside of Mexico, and, in turn, to realize enhanced value for our stakeholders. As the largest media company in the Spanish-speaking world, Televisa has an unrivaled understanding of Spanish-language media markets. We are especially optimistic about the long-term growth potential of the U.S. Hispanic media marketplace, and our economic interest in this premier platform through Univision should further enable us to participate in - and benefit from - this potential.”

“The U.S. marketplace is of paramount importance to Televisa’s strategy of expanding our reach beyond Mexico and maintaining our leadership as the leading media company in the Spanish-speaking world,” commented Alfonso de Angoitia, Executive Vice President of Grupo Televisa. “Accordingly, we have been working diligently to realize the value of our content in the U.S. We are confident that this investment in Univision achieves our objectives while positively improving our financial results from day one and providing us with the opportunity to benefit in the economic upside of this venture.”

“This agreement will greatly expand and deepen the most important alliance in Spanish-language media today, as it underscores that Univision’s broadcast and interactive platforms will remain the U.S. destination for the world’s best Spanish-language programming for the foreseeable future,” said Joe Uva, Chief Executive Officer of Univision Communications Inc. “We look forward to continuing to work closely with our partners at Televisa in parallel with the ongoing activities of Univision Studios to ensure we are providing our audiences with the most successful and relevant content across our television and interactive platforms, and our clients with the most creative and flexible solutions. In addition to providing considerable benefits to our audiences and clients, today’s agreement will greatly strengthen Univision’s balance sheet.”

Under the terms of the transaction:
●	Univision will receive exclusive Spanish-language broadcast and digital rights to Televisa audiovisual programming in the United States.
●
Univision will receive the U.S. rights to broadcast Mexican soccer games for which Televisa owns or controls the U.S. rights, beginning with select teams in 2011 and expanding to all teams to which Televisa has the rights in 2012.

●
Televisa’s 50 percent interest in its joint venture with Univision that owns TuTV, which broadcasts some of Televisa’s pay television channels in the U.S., will be contributed to Univision for a payment to Televisa of $55 million, which results in Televisa’s net investment in Univision of $1.2 billion.

The transaction, which has been approved by the boards of directors of both companies, is subject to the satisfaction of certain closing conditions, including the refinancing of a portion of Univision’s outstanding debt, and to antitrust clearance under the Hart-Scott-Rodino Act. Subject to fulfillment of these conditions, the transaction is expected to close in the first half of 2011.

Leading the negotiating teams were Univision Chairman Haim Saban and Grupo Televisa Executive Vice President Alfonso de Angoitia. Guggenheim Securities, LLC served as financial advisor and Weil, Gotshal & Manges LLP and O’Melveny & Myers LLP provided legal counsel to Univision. Allen & Company LLC acted as financial advisor to Televisa and Wachtell, Lipton, Rosen & Katz served as its legal counsel.

About Univision:
Univision Communications Inc. is the premier Spanish-language media company in the United States.  Its operations include Univision Network, the most-watched Spanish-language broadcast television network in the U.S. reaching 95% of U.S. Hispanic Households; TeleFutura Network, a general-interest Spanish-language broadcast television network, which was launched in 2002 and now reaches 85% of U.S. Hispanic Households; Galavisión, the country’s leading Spanish-language cable network; Univision Studios, which produces and co-produces telenovelas, reality shows, dramatic series and other programming formats for all of the Company’s platforms; Univision Television Group, which owns and operates 62 television stations in major U.S. Hispanic markets and Puerto Rico; Univision Radio, the leading Spanish-language radio group which owns and/or operates 68 radio stations in 16 of the top 25 U.S. Hispanic markets and 5 stations in Puerto Rico; and Univision Interactive Media, which includes http://www.univision.com, the premier Spanish-language Internet destination in the U.S., and Univision Móvil, the industry’s most comprehensive Spanish-language suite of mobile offerings. Univision Communications also has a 50% interest in TuTV, a joint venture formed to broadcast Televisa’s pay television channels in the U.S. Univision Communications has television network operations in Miami and television and radio stations and sales offices in major cities throughout the United States. For more information, please visit www.univision.net

About Grupo Televisa:
Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

About Broadcasting Media Partners, Inc.:
Broadcasting Media Partners Inc, is an investor group that bought Univision in 2007.  It is comprised of Madison Dearborn Partners, Providence Equity Partners, Thomas H. Lee Partners, TPG Capital, and Saban Capital Group.

Univision Safe Harbor
This document contains forward-looking statements that involve risks and uncertainties, including those relating to Univision’s future success and growth. Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include: failure of the closing conditions to the Televisa investment and new program license arrangements to be satisfied on a timely basis, or at all, any impact of the economic crisis on Univision’s business and financial condition, including reduced advertising revenue; failure to service its debt; inability to comply with its bank credit agreement governing its senior secured credit facilities, including financial covenants and ratios; cancellation, reductions or postponements of advertising; write downs of the carrying value of assets due to impairment; inability to realize the full value of its intangible assets; failure of its new or existing businesses to produce projected revenues or cash flows; its reliance on Televisa for a significant amount of its network and other programming; failure to obtain the benefits expected from cross-promotion of media; regional downturns in economic conditions in those areas where its stations are located; possible strikes or other union job actions; changes in the rules and regulations of the Federal Communication Commission; impact of a new audience measurement system on ratings of its radio stations; a decrease in the supply or quality of programming; an increase in the cost of programming; the acceptance of its in-house programming and its profitability; changes in the size of the U.S. Hispanic population; the impact of federal and state immigration legislation and policies on both the U.S. Hispanic population and persons emigrating from Latin America; an increase in the preference among Hispanics for English-language programming; the decrease in demand for its programming due to the transition to digital television; the need for any unanticipated expenses; competitive pressures from other broadcasters and other entertainment and news media; potential impact of new technologies; Televisa prevailing on its appeal with respect to the trial on Internet issues; unanticipated interruption in its broadcasting for any reason, including acts of terrorism; and a failure to achieve profitability, growth or anticipated cash flows from acquisitions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: October 5, 2010	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President